Mail Stop 3561

May 12, 2006

By Facsimile and U.S. Mail

Robert B. McKnight, Jr.
Chairman of the Board and Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

>   **Re: Quiksilver, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2005**
>   **Filed January 17, 2006**
>   **File No. 1-14229**

Dear Mr. McKnight:

We have reviewed your response dated May 9, 2006 to our comment letter dated April 5, 2006 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5 – Fixed Assets, page 59

1.   We note your response to comment 1 in our letter dated April 5, 2006. Please help us better understand why you believe these costs, paid to a current tenant to permit you to enter into a lease with a landlord, are not incurred in direct connection to set up a lease. In your response please tell us of a scenario where you incur these costs and do not enter into a lease arrangement. Also, please provide additional information to help us better understand your designation for these costs as intangible assets. For example:

- Please tell us if these costs arise from contractual or legal rights. Tell us if you execute a formal and specific contract with each tenant or if another legal basis exists that permits the tenant to demand this payment. In your response, please provide us with a copy, translated in English, of the contract or specific statute or code, as applicable.

- Please tell us if and how these costs are separable from your business, as the concept is discussed in paragraph 39 of SFAS No. 142.

- Please tell us when, in comparison to the lease expiration date, you sell these use rights, or costs, to another tenant for a specific lease. Tell us the form of commitment you receive from a potential tenant and whether it is before or after the end of a lease term. Tell us how long after a lease term ends that the use rights maintain value and you are permitted to demand payment from a subsequent tenant. Include whether this period has a legal or contractual foundation or some other basis, as applicable. For example, tell us if you can reasonably expect to demand 98% of these costs at 30 days, 90 days or one year after the lease expiration date. Please provide us with factual evidence for your conclusions.

- Please provide us your basis in U.S. GAAP for establishing a residual value at approximately 98% of historical cost. Tell us why the residual values should not be assumed to be zero at the end of a lease term. Please include specific references to each accounting pronouncement, as applicable.

- With specificity, please provide us evidence for the resale of prior costs at or above your historical cost. Tell us how many leases you have previously exited, the costs paid to obtain use rights, the resale dates, amounts obtained in resale, the form of consideration received, the lease termination dates and costs incurred to dispose of these rights, as applicable.

Note 15 – Segment and Geographic Information, page 69

2.   We note your response to comment 2 in our letter dated April 5, 2006 and we reissue our comment. The information disclosed as geographic segment information addresses the requirements in paragraph 38 of SFAS No. 131. It does not satisfy our request to understand management's process for identifying operating segments, as discussed in paragraphs 10 through 15, and aggregating into one reportable segment, paragraphs 17 and 18 of SFAS No. 131. Please provide us with copies of all existing discrete financial information both available and reviewed by your chief operating decision maker(s) for fiscal year ended October 31, 2005. Alternatively, if you do not provide the requested information in your next response, please state that there is no existing financial information used internally that is available and reviewed by your chief operating decision maker(s).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief